Issuer Free Writing Prospectus

(relating to Preliminary Prospectus Supplement dated

September 11, 2017 and Prospectus dated March 24, 2015)

Filed pursuant to Rule 433

Registration Number 333-202961

General Dynamics Corporation

Pricing Term Sheet

September 11, 2017

$500,000,000 2.375% Notes due 2024

$500,000,000 2.625% Notes due 2027

Issuer:	General Dynamics Corporation (the “Company”)

Guarantors:	American Overseas Marine Company, LLC; Bath Iron Works Corporation; Electric Boat Corporation; General Dynamics Government Systems Corporation; General Dynamics Land Systems Inc.; General Dynamics Ordnance and Tactical Systems, Inc.; General Dynamics-OTS, Inc.; Gulfstream Aerospace Corporation; and National Steel and Shipbuilding Company

Security Type:	Senior Unsecured Notes

Securities:	2.375% Notes due 2024 (the “2024 Notes”) 2.625% Notes due 2027 (the “2027 Notes”)

Principal Amount:	2024 Notes: $500,000,000 2027 Notes: $500,000,000

Maturity:	2024 Notes: November 15, 2024 2027 Notes: November 15, 2027

Coupon:	2024 Notes: 2.375% 2027 Notes: 2.625%

Price to Public:	2024 Notes: 99.200% 2027 Notes: 97.831%

Use of Proceeds	The Company anticipates using the net proceeds of the offering to repay $900 million principal amount of its 1.000% Notes due 2017 upon maturity and for general corporate purposes. Pending their application, the Company may invest the net proceeds of the offering in short-term investments, including marketable securities.

Yield to Maturity:	2024 Notes: 2.497% 2027 Notes: 2.872%

Spread to Benchmark Treasury:	2024 Notes: +55 bps 2027 Notes: +75 bps

Benchmark Treasury:	2024 Notes: 1.875% due August 31, 2024 2027 Notes: 2.250% due August 15, 2027

Benchmark Treasury Price / Yield:	2024 Notes: 99-17 / 1.947% 2027 Notes: 101-04+ / 2.122%

Interest Payment Dates:	November 15 and May 15, commencing May 15, 2018

Make-Whole Call:	2024 Notes: 10 bps 2027 Notes: 15 bps

Par Call:	2024 Notes: On or after September 15, 2024 (two months prior to the maturity date) 2027 Notes: On or after August 15, 2027 (three months prior to the maturity date)

Trade Date:	September 11, 2017

Expected Settlement Date:	September 14, 2017 (T+3)

Denominations:	$2,000 x $1,000

CUSIP / ISIN:	2024 Notes: 369550AY4 / US369550AY45 2027 Notes: 369550AZ1 / US369550AZ10

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated BBVA Securities Inc.

Senior Co-Managers:	Lloyds Securities Inc. Wells Fargo Securities, LLC RBC Capital Markets, LLC

Co-Managers:	Mizuho Securities USA LLC MUFG Securities Americas Inc. Scotia Capital (USA) Inc. ANZ Securities, Inc. Blaylock Van, LLC Drexel Hamilton, LLC U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, J.P. Morgan Securities LLC collect at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322 or BBVA Securities Inc. toll free at 1-800-422-8692.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by General Dynamics Corporation on September 11, 2017 relating to their Prospectus dated March 24, 2015.

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